Via Facsimile and U.S. Mail
Mail Stop 4720

January 28, 2010

Keith R. Ruck
Vice President of Finance and
Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

Re: **Lannett Company, Inc.**
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed September 28, 2009
     File Number: 001-31298

Dear Mr. Ruck:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us your analysis under Item 10(f)(2) of Regulation S-K that supports your filing as a smaller reporting company beginning with your June 30, 2009 Form 10-K, particularly given that the front page of your Form 10-Q for each of the quarters in fiscal year ended June 30, 2009 does not indicate that you were a smaller reporting company. In responding, provide us the amount of your public float calculated in accordance with and as of the date required by Item 10(f)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Revenue Recognition
Reserve Activity 2008 vs 2007, page 39

2.   Please revise your disclosure to explain the reasons for both of the increases of approximately $3 million that you recorded during fiscal 2008 to the returns reserve and include the following:
   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Compensation Discussion and Analysis, page 61

3.   Please identify by name the compensation consulting firm retained by the Compensation Committee.

Fiscal 2009 Annual Incentive Bonus Plan, page 67

4.   We note that the awarding of cash bonuses is based 20% on the achievement of individual objectives. We note that you have disclosed the operating income goals and other corporate objectives, described the level of achievement of these goals and explained how this achievement related to amount of bonus allocated. While you have also discussed the individual objectives, you have not disclosed whether and to what extent each executive's individual objectives were met and how the achievement tied into the amount of bonus allocated to each executive. Please revise accordingly.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Keith R. Ruck
Lannett Company, Inc.
January 28, 2010
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant